Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Thursday, 20 October 2022

THIRD QUARTER REPORT FOR PERIOD ENDED 30 SEPTEMBER 2022

Delivering reliable production

•  Delivered record production of 51.2 MMboe (557 Mboe/day), up 52% from Q2 2022.

•  Delivered record sales volume of 57.1 MMboe, up 59% from Q2 2022.

•  Delivered record revenue of $5,858 million, up 70% from Q2 2022.

•  Achieved a portfolio average realised price of $102 per barrel of oil equivalent.

•  Sold 24% of produced LNG at prices linked to gas hub indices.

•  Upgraded full-year 2022 production guidance to 153 – 157 MMboe.

Executing major projects

•  Commenced fabrication of subsea flowlines for the Scarborough and Pluto Train 2 projects in Western Australia, which combined are now 21% complete.

•  Commenced the subsea installation campaign for the Sangomar Field Development offshore Senegal, which is now 70% complete.

Investing in growth

•  Issued tenders for major scopes of work for the Trion oil development offshore Mexico in preparation for a potential final investment decision (FID) in 2023.

•  Signed long-term marketing agreements to increase exposure to Atlantic Basin LNG and to provide LNG to the undersupplied European market.

•  Received multiple greenhouse gas assessment permits for future carbon capture and storage opportunities.

•  Awarded a contract to purchase electrolysers for the proposed H2OK hydrogen project in Oklahoma.

Delivering merger synergies

•  Completed the design and implementation of the post-merger organisation.

•  Initiated an exit of the Orphan Basin exploration licences offshore eastern Canada.

Woodside CEO Meg O’Neill said production and revenue rose in the third quarter, reflecting the first full three months of contribution from the former BHP petroleum business.

“This is our first full quarter following the merger and these results demonstrate the new, expanded Woodside is delivering what we promised: safe, reliable energy from a more diverse portfolio.

“Production for the period was 51.2 million barrels of oil equivalent (MMboe), up 52% from the second quarter and more than twice the level in the corresponding period of last year.

“Strong operational performance across the combined portfolio has allowed us to upgrade our full-year production guidance to 153 - 157 MMboe.

“Our investment in the Pluto-KGP Interconnector is creating significant value, enabling the acceleration of 2.3 MMboe of Pluto gas using available production capacity at the Karratha Gas Plant.

“Sales volume for the third quarter climbed 59% from the preceding three months to 57.1 MMboe. Revenue increased 70% to $5,858 million, reflecting both higher sales volume and average portfolio realised price, which rose 7% to $102 per barrel of oil equivalent.

“Work on our major projects progressed to plan. The first stage of the Pluto Train 2 construction accommodation village in Karratha has been completed and fabrication of the subsea flowlines for the development of Scarborough commenced.

“Overall, the Scarborough and Pluto Train 2 projects combined were 21% complete at the end of the quarter and remain on track for targeted first LNG cargo in 2026.

“At Sangomar the subsea installation campaign began in September and development drilling progressed, with six of the planned 23 wells now complete. The project was 70% complete at quarter end with first oil targeted for the second half of 2023.

“Two long-term marketing deals signed during the quarter will strengthen Woodside’s trading position in the Atlantic Basin. Woodside entered into a long-term sale and purchase agreement (SPA) with Uniper Global Commodities to supply LNG from our global portfolio from 2023 into Europe, where buyers are urgently seeking alternatives to Russian gas. We also signed an SPA for supply from the proposed Commonwealth LNG export facility in Louisiana.

“We announced plans for the Hydrogen Refueller @H2Perth, a self-contained hydrogen production, storage and refuelling station, which would assist in stimulating the hydrogen economy in Western Australia.

“We also awarded a contract in October for electrolysers for the proposed H2OK hydrogen project, a significant milestone towards our targeted final investment decision in 2023. Front-end engineering design activities for H2OK are well advanced.

“Woodside’s plans to build carbon capture and storage capability progressed during the quarter with the award of a greenhouse gas assessment permit over the Calliance field in August. We are also participating in joint ventures which were awarded greenhouse gas assessment permits in the Northern Carnarvon and Bonaparte basins.

“We took decisive action to initiate an exit from our exploration position in the Orphan Basin, offshore Canada, consistent with our exploration focus on clear pathways to commercialisation,” she said.

Comparative performance at a glance

		Q3 2022	Q2 2022	Change %	Q3 2021	Change %
Production	MMboe Mboe/day	51.2 557	33.8 371	51.7	22.2 241	131.0
Sales	MMboe	57.1	35.8	59.3	26.0	119.6
Revenue	$ million	5,858	3,438	70.4	1,574	272.2

Development activities

Scarborough and Pluto Train 2

•	Construction works for Pluto Train 2 progressed safely and the first stage of the construction accommodation village in Karratha, Western Australia, was completed in August 2022.

•	Pipeline manufacturing is 46% complete.

•	Fabrication of the subsea flowlines commenced in August 2022.

•	Assessment by regulators of secondary environmental approvals continued for offshore execution activities.

•	The projects combined were 21% complete at the end of the period and are targeting first LNG cargo in 2026.

Sangomar Field Development Phase 1

•	The subsea installation campaign began in September 2022.

•	The development drilling program progressed with six of 23 wells completed.

•

Construction and conversion activities for the floating production storage and offloading (FPSO) facility progressed in preparation for the planned relocation of the facility to Singapore in Q4 2022 to complete the topsides integration and commissioning.

•	The project was 70% complete at the end of the period and first oil is targeted for the second half of 2023.

Mad Dog Phase 2

•	The operator is working through project commissioning issues, which will delay start up until 2023. Woodside will provide an update as further information becomes available.

Trion

•	Woodside continued to optimise the execution and contracting plans in preparation for a potential FID in 2023.

•

The floating production unit (FPU) bid package was issued to prospective contractors and other key scopes of work bid packages will be issued in Q4 2022 in order to provide cost and schedule predictability to support FID.

•	The field development plan (FDP) has matured and engagements are planned with the regulator ahead of FDP submission in 2023.

Browse

•	Woodside was awarded a greenhouse gas assessment permit over the Calliance field in August 2022 and technical work for a carbon capture and storage solution is maturing.

•	The final Environment Impact Statement was published in September 2022.

Sunrise

•	The Sunrise Joint Venture and Australian and Timor-Leste Governments held the third Greater Sunrise trilateral meeting for this year to progress a new production sharing contract (PSC).

Operational overview

Production

•

Woodside achieved a significant increase in production in Q3 2022 compared to the prior quarter, primarily due to the contribution of the former BHP Petroleum (BHPP) assets for the full quarter and the completion of planned turnarounds at several assets.

Subsea tie-back projects

•

In Western Australia, the drilling and completions campaign for the Xena-02 well was completed and ready for start-up (RFSU) remains on track for Q4 2022. The Pyxis Hub project was 97% complete at the end of the period.

•	Drilling commenced for the second development well of the Shenzi North project in the Gulf of Mexico. The project was 30% complete at the end of the period and is targeting first oil in 2024.

Bass Strait

•	Woodside’s Bass Strait production has responded positively to challenging market conditions by continuing to meet demand in the east coast gas market.

•

The Gippsland Basin Joint Venture (GBJV) executed a long-term supply agreement with BOC for the supply of 60,000 tonnes per annum of carbon dioxide (CO2) from the GBJV’s Longford Gas Conditioning Plant. The CO2 will be captured and transformed into products for use in the food, beverage, hospitality, manufacturing and medical industries.

Aiming for Zero Methane Emissions Initiative

•	Woodside was the first Australasian company to sign the Aiming for Zero Methane Emissions Initiative, committing to strive to reach near-zero methane emissions from its operated assets by 2030.

New energy

Ammonia supply chain

•

Woodside signed a joint research agreement to undertake a feasibility study into the development of an ammonia supply chain from Australia to Japan. Other parties to the agreement include Japan Oil, Gas and Metals National Corporation, Marubeni Corporation, Hokuriku Electric Power Company, Kansai Electric Power Company, Tohoku Electric Power Company, and Hokkaido Electric Power Company. This is consistent with our approach of collaborating along the value chain to create early markets for our new energies products.

Hydrogen Refueller @H2Perth

•	Woodside announced plans for a proposed self-contained hydrogen production, storage and refuelling station, located in the Rockingham Industry Zone in Western Australia.

H2OK

•

Woodside awarded a contract to Nel Hydrogen Electrolyser AS in October 2022 for alkaline electrolyser equipment with capacity of 60 tonnes per day of liquid hydrogen. H2OK is designed for 90 tonnes per day.

•	FEED activities were 84% complete at the end of the period.

Carbon management

•	Woodside was awarded greenhouse gas assessment permits to progress carbon capture and storage (CCS) evaluation work:

•	off the north west coast of Western Australia, as part of the Northern Carnarvon Basin CCS Joint Venture

•	off the north western coast of the Northern Territory, as part of the Bonaparte CCS Assessment Joint Venture.

Marketing

Commonwealth LNG

•	Woodside announced the conversion of its non-binding heads of agreement with Commonwealth LNG into two binding LNG sale and purchase agreements (SPAs).

•

The SPAs are for the supply of 2.0 million tonnes per annum (Mtpa) of LNG over 20 years from Commonwealth’s LNG export facility under development in Cameron Parish, Louisiana. Woodside’s offtake obligation can be reduced or even eliminated as Commonwealth achieves increasing thresholds of offtake commitments from other buyers. Woodside also has an option to purchase an additional 0.5 Mtpa of LNG. The SPAs will become fully effective upon the satisfaction of customary conditions including an affirmative FID on the project.

Uniper Global Commodities SE

•

Woodside entered into a flexible long-term SPA with Uniper Global Commodities SE to supply LNG from its global portfolio into Europe, including Germany, for a term up to 2039 commencing in January 2023.

•

The quantity of LNG to be supplied under the new SPA is up to twelve cargoes per year, equivalent to more than 0.8 Mtpa. Supply from September 2031 is conditional upon Uniper finalising its long-term strategic capacity bookings in north west Europe, expected by March 2023.

Corporate activities

Hedging

•	As at 30 September 2022, Woodside has placed oil price hedges for:

•	approximately 17.5 MMboe of 2022 production at an average price of $74.6 per barrel of which approximately 11.6 MMboe has been delivered

•	approximately 21.8 MMboe of 2023 production at an average price of $74.5 per barrel.

•

Woodside also has a hedging program for Corpus Christi LNG volumes to protect against downside pricing risk. These hedges are Henry Hub and Title Transfer Facility (TTF) commodity swaps. As at 30 September 2022 and as a result of hedging and term sales, approximately 78% of Corpus Christi volumes for the remainder of 2022, approximately 72% of 2023 volumes and approximately 28% of 2024 volumes have reduced pricing risk.

•

The year-to-date value of hedged positions to 30 September 2022 is a post-tax expense of approximately $500 million. Hedging losses will be included in “other expenses” in the full-year financial statements.

Investor Briefing Day 2022

•	Woodside’s Investor Briefing Day 2022 will be held in Sydney, Australia, on Thursday, 1 December 2022, commencing at 09.30 AEDT / 06.30 AWST (16.30 CST on Wednesday, 30 November 2022).

•	A live webcast of the event will be available at https://webcast.openbriefing.com/9173/

2022 full-year guidance

		Prior	Current
Production	MMboe	145 – 153	153 – 157
Exploration expenditure[1]	$ million	400 – 500	500 – 600
Capital expenditure[2]	$ million	4,300 – 4,800	4,000 – 4,300
Gas hub exposure	% of produced LNG	20 – 25	No change

Contacts:

INVESTORS	MEDIA

Matthew Turnbull	Christine Forster
M: +1 (713) 448-0956	M: +61 484 112 469
M: +61 410 471 079	E: christine.forster@woodside.com

Derek Lau M: +61 413 286 251

E: investor@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

[1]	Includes $140 million related to the decision to exit the Orphan Basin exploration licences in Canada.
[2]

Capital expenditure includes the following participating interests; Sangomar (82%); Scarborough (100%, from 1 June 2022) and Pluto Train 2 (51%). Capital expenditure excludes the benefit of Global Infrastructure Partners’ additional contribution of approximately $800 million for Pluto Train 2.

Production summary

		Three months ended			Year to date
		Sep 2022	Jun 2022	Sep 2021	Sep 2022	Sep 2021
AUSTRALIA
LNG
North West Shelf	Mboe	9,694	5,826	4,566	20,132	15,599
Pluto[3]	Mboe	12,458	12,328	10,082	34,112	29,878
Wheatstone	Mboe	2,556	1,645	2,432	6,609	7,867

Total	Mboe	24,708	19,799	17,080	60,853	53,344

Pipeline gas
Bass Strait	Mboe	6,481	2,353	—	8,834	—
Other[4]	Mboe	3,389	1,692	602	5,834	1,904

Total	Mboe	9,870	4,045	602	14,668	1,904

Crude oil and condensate
North West Shelf	Mbbl	1,750	1,104	743	3,660	2,570
Pluto[3]	Mbbl	990	967	756	2,702	2,267
Wheatstone	Mbbl	494	277	519	1,192	1,796
Bass Strait	Mbbl	1,229	441	—	1,670	—
Macedon	Mbbl	1	—	—	1	—
Ngujima-Yin	Mbbl	1,464	2,275	1,916	5,137	5,199
Okha	Mbbl	653	444	448	1,522	1,064
Pyrenees	Mbbl	601	223	—	824	—

Total	Mboe	7,182	5,731	4,382	16,708	12,896

NGL[5]
North West Shelf	Mbbl	324	228	117	733	370
Pluto[3]	Mbbl	52	60	—	118	—
Bass Strait	Mbbl	1,554	503	—	2,057	—

Total	Mboe	1,930	791	117	2,908	370

Total Australia	Mboe	43,690	30,366	22,181	95,137	68,514

NB: Future reporting will combine the crude oil and condensate lines for Macedon and Pyrenees. This will apply from the Fourth Quarter 2022 Report.

[3]

Q3 2022 includes 2.35 MMboe of LNG, 0.09 MMboe of condensate and 0.05 MMboe of NGL, Q2 2022 includes 2.51 MMboe of LNG, 0.10 MMboe of condensate and 0.06 MMboe of NGL and Q3 YTD 2022 includes 5.17 MMboe of LNG, 0.20 MMboe of condensate and 0.12 MMboe of NGL processed at the Karratha Gas Plant (KGP) through the Pluto-KGP Interconnector.

[4]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[5]	Natural gas liquids (NGL) include LPG, ethane, propane and butane.

		Three months ended			Year to date
		Sep 2022	Jun 2022	Sep 2021	Sep 2022	Sep 2021
INTERNATIONAL
Pipeline gas
Atlantis	Mboe	115	87	—	202	—
Mad Dog	Mboe	20	10	—	30	—
Shenzi	Mboe	84	25	—	109	—
Trinidad & Tobago	Mboe	2,102	829	—	2,931	—

Total	Mboe	2,321	951	—	3,272	—

Crude oil and condensate
Atlantis	Mbbl	1,257	987	—	2,244	—
Mad Dog	Mbbl	838	411	—	1,249	—
Shenzi	Mbbl	2,452	765	—	3,217	—
Trinidad & Tobago	Mbbl	365	150	—	515	—
Other[6]	Mbbl	81	27	—	108	—

Total	Mboe	4,993	2,340	—	7,333	—

NGL[7]
Atlantis	Mbbl	87	66	—	153	—
Mad Dog	Mbbl	31	16	—	47	—
Shenzi	Mbbl	126	37	—	163	—

Total	Mboe	244	119	—	363	—

Total International	Mboe	7,558	3,410	—	10,968	—

Total production	Mboe	51,248	33,776	22,181	106,105	68,514

NB: Future reporting will combine the pipeline gas lines for Atlantis, Mad Dog and Shenzi, and the NGL lines for Atlantis, Mad Dog and Shenzi. This will apply from the Fourth Quarter 2022 Report.

[6]	Overriding royalty interests held in the Gulf of Mexico (GOM) for several producing wells.
[7]	Natural gas liquids (NGL) include LPG, ethane, propane and butane.

Product sales

		Three months ended			Year to date
		Sep 2022	Jun 2022	Sep 2021	Sep 2022	Sep 2021
AUSTRALIA
LNG
North West Shelf	Mboe	8,441	5,616	3,740	19,069	14,591
Pluto[8]	Mboe	11,862	11,094	9,379	32,389	29,507
Wheatstone[9]	Mboe	2,898	1,464	2,514	6,883	7,189

Total	Mboe	23,201	18,174	15,633	58,341	51,287

Pipeline gas
Bass Strait	Mboe	6,564	2,194	—	8,758	—
Other	Mboe	3,436	1,629	609	5,813	1,903

Total	Mboe	10,000	3,823	609	14,571	1,903

Crude oil and condensate
North West Shelf	Mbbl	2,140	1,018	682	3,776	2,014
Pluto[8]	Mbbl	838	1,828	990	3,138	2,160
Wheatstone	Mbbl	325	354	403	968	1,797
Bass Strait	Mbbl	1,435	333	—	1,768	—
Ngujima-Yin	Mbbl	1,502	2,436	1,825	5,274	5,098
Okha	Mbbl	1,298	619	—	1,917	810
Pyrenees	Mbbl	502	—	—	502	—

Total	Mboe	8,040	6,588	3,900	17,343	11,879

NGL[10]
North West Shelf	Mbbl	701	—	—	701	358
Pluto[8]	Mbbl	—	—	—	—	—
Bass Strait	Mbbl	1,999	213	—	2,212	—

Total	Mboe	2,700	213	—	2,913	358

Total Australia	Mboe	43,941	28,798	20,142	93,168	65,427

[8]	Processing of volumes commenced at the Karratha Gas Plant via the Pluto-KGP Interconnector in 2022.
[9]

Includes periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.09 MMboe in Q3 2022, 0.06 MMboe in Q2 2022, -0.40 MMboe in Q3 2021, -0.03 MMboe in Q3 YTD 2022 and -0.60 MMboe in Q3 YTD 2021.

[10]	Natural gas liquids (NGL) include LPG, ethane, propane and butane.

		Three months ended			Year to date
		Sep 2022	Jun 2022	Sep 2021	Sep 2022	Sep 2021
INTERNATIONAL
Pipeline gas
Atlantis	Mboe	118	95	—	213	—
Mad Dog	Mboe	19	11	—	30	—
Shenzi	Mboe	77	21	—	98	—
Trinidad & Tobago	Mboe	2,118	836	—	2,954	—
Other[11]	Mboe	9	3	—	12	—

Total	Mboe	2,341	966	—	3,307	—

Crude oil and condensate
Atlantis	Mbbl	1,466	883	—	2,349	—
Mad Dog	Mbbl	891	379	—	1,270	—
Shenzi	Mbbl	2,636	718	—	3,354	—
Trinidad & Tobago	Mbbl	443	204	—	647	—
Other[11]	Mbbl	77	28	—	105	—

Total	Mboe	5,513	2,212	—	7,725	—

NGL[12]
Atlantis	Mbbl	96	67	—	163	—
Mad Dog	Mbbl	37	18	—	55	—
Shenzi	Mbbl	143	39	—	182	—
Trinidad & Tobago	Mbbl	—	—	—	—	—
Other[11]	Mbbl	4	2	—	6

Total	Mboe	280	126	—	406	—

Total International	Mboe	8,134	3,304	—	11,438	—

MARKETING
LNG
Trading[13]	Mboe	5,023	3,741	5,858	12,102	14,453

Total	Mboe	5,023	3,741	5,858	12,102	14,453

Total Marketing	Mboe	5,023	3,741	5,858	12,102	14,453

Total sales	Mboe	57,098	35,843	26,000	116,708	79,880

NB: Future reporting will combine the pipeline gas lines for Atlantis, Mad Dog and Shenzi, and the NGL lines for Atlantis, Mad Dog and Shenzi. This will apply from the Fourth Quarter 2022 Report.

[11]	Overriding royalty interests held in the GOM for several producing wells.
[12]	Natural gas liquids (NGL) include LPG, ethane, propane and butane.
[13]	Purchased LNG volumes sourced from third parties.

Revenue (US$ million)

	Three months ended			Year to date
	Sep 2022	Jun 2022	Sep 2021	Sep 2022	Sep 2021
AUSTRALIA
North West Shelf	1,081	523	244	2,240	751
Pluto[14]	1,716	1,286	642	3,831	1,572
Wheatstone[15]	300	160	162	727	493
Bass Strait	656	232	—	888	—
Macedon	41	16	—	57	—
Ngujima-Yin	162	288	146	598	393
Okha	124	67	—	191	54
Pyrenees	69	1	—	70	—
INTERNATIONAL
Atlantis	134	109	—	243	—
Mad Dog	81	44	—	125	—
Shenzi	249	83	—	332	—
Trinidad & Tobago	143	66	—	209	—
Other[16]	7	3	—	10	—
Marketing (trading) revenue[17]	1,043	511	337	2,033	674
Total sales revenue	5,806	3,389	1,531	11,554	3,937
Processing revenue	50	42	36	127	106
Shipping and other revenue	2	7	7	10	24

Total revenue	5,858	3,438	1,574	11,691	4,067

Realised prices

		Three months ended				Three months ended
	Units	Sep 2022	Jun 2022	Sep 2021	Units	Sep 2022	Jun 2022	Sep 2021
LNG produced[18]	$/MMBtu	19.1	13.8	9.7	$/boe	117	87	56
LNG traded[19]	$/MMBtu	32.7	21.5	9.9	$/boe	207	137	58
Pipeline gas					$/boe	49	57	17
Oil and condensate	$/bbl	95	115	77	$/boe	95	115	77
NGL	$/bbl	48	48	—	$/boe	48	48	—
Average realised price					$/boe	102	95	59
Dated Brent					$/bbl	101	114	73
JCC (lagged three months)					$/bbl	111	86	67
WTI					$/bbl	91.6	108.4	70.6
JKM					$/MMBtu	36.0	31.3	13.2
TTF					$/MMBtu	50.9	31.6	12.6

[14]

Q3 YTD 2022 includes $38 million and Q3 YTD 2021 includes $32 million relating to Pluto volumes delivered into a Wheatstone sales commitment. These amounts will be included within other income in the financial statements rather than operating revenue.

[15]

Q3 2022 includes $10 million, Q2 2022 includes $5 million, Q3 2021 includes -$25 million, Q3 YTD 2022 includes -$5 million and Q3 YTD 2021 includes -$36 million, recognised in relation to periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. These amounts will be included within other income/(expenses) in the financial statements rather than operating revenue.

[16]	Overriding royalty interests held in GOM for several producing wells.
[17]	Values include cargoes from Corpus Christi, third party trades and the joint venture partners’ share of Pluto upside cargoes under the transitional marketing arrangements agreement (TMAA).
[18]	Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales.
[19]	Excludes any additional benefit attributed to produced LNG through third-party trading activities.

Expenditure (US$ million)

	Three months ended			Year to date
	Sep 2022	Jun 2022	Sep 2021	Sep 2022	Sep 2021
Exploration and evaluation expense
Exploration and evaluation expensed[20]	181	27	11	215	99
Permit amortisation	5	2	—	8	2

Total	186	29	11	223	101

Capital expenditure
Exploration and evaluation capitalised[21],[22]	101	5	99	111	223
Oil and gas properties	1,056	748	622	2,561	1,218

Total	1,157	753	721	2,672	1,441

Trading costs	727	442		1,517

Key project expenditure (US$ million)

	Three months ended			Year to date
	Sep 2022	Jun 2022	Sep 2021	Sep 2022	Sep 2021
Capital expenditure
Scarborough and Pluto Train 2	424	332	90	1,190	209
Sangomar	278	207	435	727	775

[20]	Exploration expense includes the reclassification of well results during the period. Includes $140 million related to the decision to exit the Orphan Basin exploration licences in Canada.
[21]

Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

[22]

Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to oil and gas properties. This table does not reflect the impact of such transfers.

Exploration

Permits and licences

Key changes to permit and licence holding during the quarter ended 30 September 2022 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks
Australia	WA-522-P	(100)	—	Permit surrendered
Myanmar	AD-1, AD-8	(50)	—	Relinquished, formalities pending
Gulf of Mexico	AC 34, AC 35, AC 36, AC 39, AC 78, AC 79, AC 80, AC 81, AC 82, AC 83, AC 125, AC 126, AC 127, AC 170, EB 655, EB 656, EB 699, EB 700, EB 701, EB 742, EB 785, EB 786, EB 830, EB 870, EB 871, EB 872, EB 914, EB 915	(30)	70	Farm down
Gulf of Mexico	EB 566, EB 567, EB 610, EB 611, GB 663, GB 664, GB 687	100	100	Lease sale 257

•

The Hoodoo Gulf of Mexico Participation Agreement was executed on 22 August 2022, resulting in Oxy acquiring a 30% interest in 28 blocks operated by Woodside. The Hoodoo-1 well spudded in October 2022.

•

As part of ongoing rationalisation of Woodside’s exploration portfolio, Woodside has initiated an exit from operated licence EL1157 (100% equity) in Newfoundland and Labrador, and operated licence EL1158 (100% equity) in the Orphan Basin offshore eastern Canada. The decision to exit these exploration licences is expected to impact 2022 net profit after tax (NPAT) by approximately US$140 million. These costs will be included in “exploration and evaluation expense” in the full-year financial statements.

•

Drilling of the SNE North-2 well offshore Senegal completed in October 2022. The well targeted a near field tie-back opportunity to the under construction Sangomar FPSO facility. The well encountered sub- commercial quantities of hydrocarbons and was plugged and abandoned.

Exploration or appraisal wells drilled

Region	Permit area	Well	Target	Interest (%)	Spud date	Water depth (m)	Planned well depth (m)[23]	Remarks
Gulf of Mexico	GC 826	Mad Dog SP1 exploration tail	Oil	23.9% Non-operator	N/A24	1,513	8,051	Drilling complete
Gulf of Mexico	GC 609	Shenzi North SN102	Oil	72% Operator	23 July 2022	1,308	9,189	Drilling ongoing
Gulf of Mexico	MC 412	Starman-1	Oil	25% Non-operator	9 June 2022	457	8,327	Drilling ongoing
Senegal	RSSD	SNE North-2	Oil	90% Operator	12 September 2022	762	2,907	Drilling complete[25]

[23]	Well depths are referenced to the rig rotary table.
[24]	Drilling of exploration tail in existing Mad Dog SP1 well commenced 11 July 2022.
[25]	Drilling completed subsequent to the period. The well encountered sub-commercial quantities of hydrocarbons.

Production rates

Average daily production rates (100% project) for the quarter ended 30 September 2022:

	Woodside share[26]	Production rate (100% project, Mboe/d)		Remarks
		Sep 2022	Jun 2022[27]
AUSTRALIA
NWS Project
LNG	30.42%	346	311	Production was higher in Q3 compared to Q2 due to decreased onshore and offshore turnaround activities, RFSU of Lambert Deep in July and a full quarter of GWF-3 production.
Crude oil and condensate	30.45%	62	59
NGL	31.51%	12	12
Pluto LNG
LNG	90.00%	122	120
Crude oil and condensate	90.00%	11	11
Pluto-KGP Interconnector
LNG	100.00%	25	28
Crude oil and condensate	100.00%	1	1
NGL	100.00%	1	1
Wheatstone
LNG	11.53%	241	157	Production was higher following completion of the turnaround in Q2 2022.
Crude oil and condensate	15.98%	34	19
Bass Strait
Pipeline gas	44.93%	157	161
Crude oil and condensate	48.19%	28	29
NGL	48.72%	35	36
Australia Oil
Ngujima-Yin	60.00%	27	42	Production was lower due to decreased facility reliability.
Okha	50.00%	14	12
Pyrenees	63.69%	10	11
Other
Pipeline gas[28]		37	36

[26]	Woodside share reflects the net realised interest for the period.
[27]	Standalone former BHPP assets represented at 100% rates over the month of June only.
[28]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

	Woodside share[29]	Production rate (100% project, Mboe/d)		Remarks
		Sep 2022	Jun 2022[30]
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	35	84	Completed approximately seven week planned turnaround.
NGL	38.50%	2	6
Pipeline Gas	38.50%	3	7
Mad Dog
Crude oil and condensate	20.86%	44	58
NGL	20.86%	2	2
Pipeline Gas	20.86%	1	1
Shenzi
Crude oil and condensate	64.39%	41	40
NGL	64.39%	2	2
Pipeline Gas	64.39%	1	1
Trinidad & Tobago
Crude oil and condensate	N/A	7	7
Pipeline gas	N/A	57	56

[29]	Woodside share reflects the net realised interest for the period.
[30]	Standalone former BHPP assets represented at 100% rates over the month of June only.

Forward looking statements and other conversion factors

Disclaimer and important notice

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition which reflect Woodside’s views held as at the date of this announcement. Forward-looking statements generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. These forward-looking statements include, but are not limited to, statements about Woodside’s future plans for projects and the timing thereof, the implementation of Woodside’s new energy strategy, Woodside’s planned sell-down of interests in certain projects, Woodside’s expectations and guidance with respect to production and certain financial results for full year 2022, and the effect of Woodside’s anticipated exits from certain operated licences. Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, fluctuations in commodity prices; the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine) on economic activity and oil and gas supply and demand; Woodside’s ability to identify purchasers, and to negotiate acceptable terms, for the sell-down of interests in certain projects; the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws; inflation and government efforts to reduce inflation; increases in interest rates; and fluctuations in currency exchange rates. Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report which was released to the Australian Securities Exchange on 17 February 2022 and in Woodside’s filings with the U.S. Securities and Exchange Commission. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.

All figures are Woodside share for the quarter ending 30 September 2022, unless otherwise stated.

All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd or its applicable subsidiaries.

Product	Unit	Conversion factor
Natural gas	5,700 scf	1boe
Condensate	1bbl	1boe
Oil	1bbl	1boe
Natural gas liquids (NGL)	1bbl	1boe

Facility	Unit	LNG conversion factor
Karratha Gas Plant	1tonne	8.08boe
Pluto Gas Plant	1tonne	8.34boe
Wheatstone	1tonne	8.27boe

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.

bbl boe Mbbl Mboe MMboe Bcf MMBtu MMscf scf

barrel

barrel of oil equivalent

thousand barrels

thousand barrels of oil equivalent

million barrels of oil equivalent

billion cubic feet of gas

million British thermal units

million standard cubic feet of gas

standard cubic feet of gas